Filed by Fusion Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Fusion Acquisition Corp.

Commission File No. 001-39346

Date: February 23, 2021

On February 22, 2021, Dee Choubey, the Chief Executive Officer of MoneyLion participated in an interview with Yahoo! Finance. A copy of the transcript from the interview is set forth below:

Yahoo! Finance Interview

– Dee Choubey

Monday, February 22, 2021

Yahoo! Finance Interview – Dee Choubey	February 22, 2021

Transcript

YAHOO FINANCE: MoneyLion last week agreed to merge with Fusion Acquisition Corp. to go public. Another SPAC deal. This is going to value the combined entity at an estimated $2.9 billion when it does close. MoneyLion offers a number of different financial services, has about 1.4 million customers at this point in time and Dee Choubey is joining us now. He is the co-founder and CEO of the company. Thank you so much for being here.

DEE CHOUBEY: Thanks for having me.

YAHOO FINANCE: Since you're going public through a SPAC, you can make some forward projections. And you guys are looking at user growth really skyrocketing in the next several years. I think reaching nearly 7,000 customers going out to 2023. Obviously, there are a lot of new entrants into this business right now. What do you -- So I've had trouble as we've talked to many of these companies, sort of wrapping my head around what makes a digital-only financial services company so different from a traditional bank? What is it that makes you so different? And what do you think is appealing about that to customers right now?

DEE CHOUBEY: Yeah look, it's a great question. We started the business in 2013 all around the premise that a lot of the innovations that were happening in Silicon Valley just weren't making their way over to financial services. And if you remember back to the first financial crisis in 2007-2008, a lot of the technological innovation that was happening in Silicon Valley was left out of the banking industry. The US regulator had taken a seat inside of the capital structures of all the money center banks, and it just allowed technologists and product builders to take some of the modes of interactions that Twitter, and Facebook, and Google, and Amazon were teaching us in Silicon Valley. Living our lives very private lives publicly on social media. We were now able to bring those modes of interaction to financial services. So, all of the trends that we've been talking to the industry, to the investors about for the last 10 years have really accelerated throughout the pandemic. And what we saw was, our ability to provide an integrated holistic financial platform where you can bank, of course. You can also borrow from us in times of need. You can autoinvest in our robo advisor very seamlessly. And again, it's a lifestyle. So, we always say that the Bank of the Future is a lifestyle.

So, we've been able to take some of the ways people are used to now interacting in the other parts of the internet, social media. Bringing it into a very friendly and holistic, integrated manner, and provide advice to consumers that historically have never been given the opportunity to get advice on what to do with their next dollar. Especially in a time in the market where people are moving from multiple jobs or working in the gig economy--multiple 1099s. In our platform, a lot of fintech platforms now have the ability to ingest data from multiple different data sources, and really give the truth serum back to consumers. It's a cheaper solution and it's a more holistic solution.

YAHOO FINANCE: You're launching a crypto platform this year. What does that encompass?

Yahoo! Finance Interview – Dee Choubey	February 22, 2021

DEE CHOUBEY: Yeah look, you know, when we think about crypto -- when you look at the overall market today, only 14% of Americans have access, or have accessed digital currencies. The remaining 86% of the Americans have not. So, our mission is to create financial access for the hard-working Americans. So, in line with that mission, we want to make crypto available to our consumers in very easy to understand ways. The reason why the other 86% haven't really dabbled in crypto is because of the volatility, and it's hard to understand. Can I use it for only stored value? Or could I actually use it for transactions? So as those use cases now proliferate, even with Bitcoin where it is, even with Ethereum where it is, the projections for them are even higher, given that institutions like MassMutual and some of the biggest wealth managers are now going into cryptocurrency as an inflation hedge. So, for the average American, the 86% of us that don't have access to that level of insight, what we're now going to be able to do is link cryptocurrencies with everyday digital banking transactions. If I swiped my MoneyLion debit card at Walmart for $97, I'll be able to round up into Bitcoin or Ethereum inside the MoneyLion ecosystem in a very seamless way.

So again, our -- we always want to stick to our mission. We're absolutely going to make it available here in the first half of the year. We're going to do it in a way that's really easy to understand for our customers.

YAHOO FINANCE: You know I'm interested in, kind of, how you see the landscape. Because there are so many fintechs that have sprung up. Now, many of them are coming public. And there's a real maturation of that space. At the same time, the traditional banking world, which I know you know well, they're all excited that they can merge together. We can now see mid-cap regional banks finally merge after 10 years of going it alone. How do you see those two dynamics playing out? I mean, from your seat, is it basically, “well, legacy banks know that they're getting their lunch eaten by us. So obviously they have to merge and there's plenty of room for all these new upstarts in the space?”

DEE CHOUBEY: Yeah, look, I think the ecosystem at the end of the day ends up working together. Capital One for instance was an investor in our business. Metabank is an investor in our business and we use them for various parts of money movement and payments and sort of the chassis if you will. So, there's a way for fintech's and banks to work together.

But the other thing that I would say is, if you look at fintech as technology innovators. We at MoneyLion are creating the software that sits on top of banking, that sits on top of investing, on advice. Whereas a lot of the incumbent financial institutions have the handicap of having to deal with monolithic tech stacks that have been put together over multiple decades, they're of course catching up. But the consumer wants a mobile first, digital first experience that again, in this moment in time, you have to really think as a technology company and act like a technology company ultimately to deliver that one moment of delight that solves a financial problem for the consumer. So again, the economy is changing right now. And you'll see both incumbents and fintechs really converge towards similar products over time.

YAHOO FINANCE: Well delight and banking are not frequently words that you hear in the same sentence, so we'll see how it all works out. Thank you so much, Dee, for your time this morning. Dee Choubey is co-founder and CEO of MoneyLion.